UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

The Timberland Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
887100 10 5
(CUSIP Number)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	887100 10 5	13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons The Sidney W. Swartz 1982 Family Trust (the “Trust”) XX-XXX-XXXX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ Judith H. Swartz is the wife of Sidney W. Swartz who beneficially owns 7,538,420 shares and is filing a separate Schedule 13G.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

3,498,816

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY OWNED BY		Judith H. Swartz is the wife of Sidney W. Swartz who beneficially owns 7,538,420 shares and is filing a separate Schedule 13G.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,498,816

WITH:	8	SHARED DISPOSITIVE POWER

Judith H. Swartz is the wife of Sidney W. Swartz who beneficially owns 7,538,420 shares and is filing a separate Schedule 13G.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,498,816 (but see response #6 and #8 above)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☑ The aggregate amount excludes the shares of Sidney W. Swartz

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	887100 10 5	13G	Page	3	of	5	Pages
ITEM 1.
(a)	NAME OF ISSUER

The Timberland Company

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

200 Domain Drive, Stratham, NH 03885
ITEM 2.
(a)	NAME OF PERSON FILING

The Sidney W. Swartz 1982 Family Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

33 Bradlee Road, Marblehead, MA 01945

(c)	CITIZENSHIP

Massachusetts

(d)	TITLE OF CLASS OF SECURITIES

Class A Common Stock

(e)	CUSIP NUMBER

887100 10 5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-l(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:
     Not applicable.

ITEM 4.	OWNERSHIP
(a)	Amount beneficially owned;

3,498,816

(b)	Percent of class:

6.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 3,498,816

(ii)	Shared power to vote or to direct the vote Judith H. Swartz is the wife of Sidney W. Swartz who beneficially owns 7,538,420 shares and is filing a separate Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of 3,498,816

(iv)	Shared power to dispose or to direct the disposition of Judith H. Swartz is the wife of Sidney W. Swartz who beneficially owns 7,538,420 shares and is filing a separate Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF MOTHER PERSON
     Not applicable.

CUSIP No.	887100 10 5	13G	Page	4	of	5	Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
     Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     See response on Row (2) on page 2 of 5.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
     Not applicable.

ITEM 10.	CERTIFICATION
     Not applicable.

CUSIP No.	887100 10 5	13G	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2011 Date
/s/ Judith H. Swartz
(Signature) Judith H. Swartz

February 4, 2011 Date
/s/ Robert N. Shapiro
(Signature) Robert N. Shapiro

Judith H. Swartz and Robert N. Shapiro, Trustees of The Sidney W. Swartz 1982 Family Trust
(Name/Title)